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                                                                    EXHIBIT 3.02

                           CERTIFICATE OF AMENDMENT OF
                    RESTATED CERTIFICATE OF INCORPORATION OF
                              SYMANTEC CORPORATION

         Symantec Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

         FIRST: That Section 4.1 of ARTICLE 4 of the Restated Certificate of Incorporation of the Corporation is hereby amended to read as follows:

                  "4.1 Classes of Stock. This Corporation is authorized to issue three classes of stock to be designated "Common Stock," "Preferred Stock" and "Special Voting Stock." Each share of Common Stock and each share of Preferred Stock shall have a par value of $0.01. There shall be one share designated as Special Voting Stock, such share of Special Voting Stock shall have a par value of $1.00. The total number of shares which the Corporation is authorized to issue is three hundred one million and one (301,000,001). Three hundred million (300,000,000) shares shall be Common Stock, one million (1,000,000) shares shall be Preferred Stock, and one (1) share shall be Special Voting Stock."

         SECOND: That said amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the directors and stockholders of the Corporation.

         In witness whereof, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized person this 15th day of December, 2000.

                                                  /s/ Art Courville
                                                  ------------------------------
                                                  Art Courville, Secretary